Filed Pursuant to Rule 424(b)(3) Registration No. 333-299281
Prospectus Supplement No. 1 (to prospectus dated October 27, 2026)

7,074,016 Shares

Common Stock

This prospectus supplement updates and amends the prospectus dated October 27, 2026, which relates to the resale of up to 7,074,016 of our voting common stock (our “common stock”) by shareholders identified in the prospectus (the “Registered Shareholders”). Shares of our non-voting common stock offered by the Registered Shareholders will automatically convert into common stock upon transfer. The Registered Shareholders may, or may not, elect to sell their shares of common stock covered by the prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Capital Market (“Nasdaq”). See the section titled “Plan of Distribution” in the prospectus. If the Registered Shareholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of shares of common stock by the Registered Shareholders.

This prospectus supplement is being filed to update, amend and supplement the information previously included in the prospectus with the information attached to this prospectus supplement. We are providing an updated Principal and Registered Shareholders table as of October 30, 2026 to help position the Company for potential inclusion in the Russell indices. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our common stock is traded on Nasdaq under the symbol “GBC.” On October 30, 2026, the last reported sale price of our common stock on Nasdaq was $38.38.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 14 of the prospectus to read about factors you should consider before investing in our common stock.

None of the Securities and Exchange Commission, any state securities or banking commission, the Federal Deposit Insurance Corporation (the “FDIC”), the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts or other obligations of any bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risks, including the possible loss of the entire amount you invest.

The date of this prospectus supplement is October 30, 2026

PRINCIPAL AND REGISTERED SHAREHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of October 30, 2026 and as adjusted to reflect the completion of the offering, for:

•	Each person known to us to be the beneficial owner of more than 5% of our common stock;
•	Each of our directors;
•	Each of our named executive officers;
•	All directors and executive officers as a group; and
•	Each other Registered Shareholder not already included.

The Registered Shareholders include affiliates of the Company and certain other shareholders with “restricted securities” (as defined in Rule 144 under the Securities Act) because of their status as affiliates pursuant to Rule 144 or because they acquired their common stock in a private placement within the prior 12 months. The Registered Shareholders may, or may not, elect to sell their common stock in transactions on Nasdaq at prevailing market prices. As such, the Company will have no input if and when any Registered Shareholder may, or may not, elect to sell their common stock or the prices at which any such sales may occur. See “Plan of Distribution”.

Information concerning the Registered Shareholders may change from time to time and any information changed will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Shareholders may sell all, some, or none of the common stock covered by this prospectus, we cannot determine the number of shares of common stock that will be sold by the Registered Shareholders, or the amount or percentage of shares of common stock that will be held by the Registered Shareholders upon consummation of any particular sale. In addition, the Registered Shareholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

Certain of the Registered Shareholders are parties to registration rights agreements entered into in connection with the Recapitalization and our June 2026 Private Placement. The filing of the registration statement of which this prospectus forms a part satisfies our obligations under those agreements to file a registration statement covering the resale of shares held by such qualified holders prior to the filing deadline of February 17, 2027. Following the effectiveness of the registration statement, which this prospectus forms a part, the registration rights pursuant to the registration rights agreement will be extinguished. See “Description of Capital Stock” for more information on the registration rights agreements.

Other than as described above and in the “Description of Capital Stock,” we are not party to any other agreement, plan, or arrangement with any Registered Shareholder or broker-dealer with respect to the timing, coordination, or execution of sales of common stock by the Registered Shareholders in connection with this listing. We have engaged Performance Trust Capital Partners, LLC (“Performance Trust”) as our financial advisor with respect to certain other matters relating to our listing. See “Plan of Distribution.”

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days of October 30, 2026. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to equity awards that are exercisable within 60 days of October 30, 2026 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each beneficial owner identified in the table possesses sole voting and investment power over all our common stock shown as beneficially owned by the beneficial owner.

The percentage of voting power is based on 10,340,897 shares of common stock outstanding as of October 30, 2026.

The Registered Shareholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Shareholders.

Shares of non-voting common stock offered by the Registered Shareholders will automatically convert into voting common stock, which we refer to in this prospectus as common stock, upon transfer. See “Description of Capital Stock” for additional information regarding the automatic conversion.

Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Georgia Banking Company, Inc. 1776 Peachtree Street NW, Suite 300, Atlanta, GA 30309.

	Shares Beneficially Owned as of October 30, 2026
Name and Address of Beneficial Owner	Number of Shares	Percentage of Voting Power		Shares Registered in the Offering
Named Executive Officers and Directors:
Sarah R. Borders(1)	61,276	*		53,260
Arthur F. Anton(2)	31,826	*		31,826
James F. Deutsch(3)	1,642,278	14.43	%(4)	1,642,278
Henchy R. Enden	—	—		—
Ryan Glover(5)	15,647	*		15,647
Craig Heiser(6)	25,920	*		25,920
Bartow Morgan, Jr.(7)	780,802	7.41%		737,667
Mark Scheinfeld(8)	116,779	1.13%		115,654
R. Lee Tucker, Jr.(9)	33,161	*		68,000
Richard Fairey(10)	54,871	*		54,871
David Black(11)	55,769	*		52,741
All directors and executive officers as a group (15 persons total)(12)	2,920,746	26.05%		2,894,317

5% Shareholders and Registered Shareholders:
Patriot Financial Partners III, LP(13)	1,642,278	14.43%		1,642,278
Fortress Investment Group LLC(14)	833,334	4.85	%(15)	833,334
AllianceBernstein LP(16)	656,260	6.35%		656,260
Commerce Street Financial Partners II, L.P.(17)	543,478	5.26%		543,478
Angel Oak Capital Advisors, LLC(18)	50,000	*		50,000
Banc Funds Company LLC(19)	200,000	1.93%		200,000
Black Maple Capital Management LP(20)	5,000	*		10,000
Choral Financial Fund, LP (21)	25,000	*		25,000
Cutler Capital Management, LLC(22)	25,000	*		25,000
Down Range Capital Management, LLC(23)	5,000	*		5,000
EJF Capital LP(24)	120,000	1.16%		120,000
Ledyard Capital, LLC(25)	10,000	*		10,000
Maltese Capital Management, LLC(26)	442,946	4.28%		461,294
The Manufacturer’s Life Insurance Company(27)	175,000	1.69%		175,000

All Other Registered Shareholders:
J. Bradford Smith(28)	708,414	6.75%		708,414
James R. Lientz, Jr.	16,334	*		16,334
Michael W. Clarke(29)	2,500	*		2,500
David Fisher(30)	14,470	*		14,470
H. Ross Arnold III	115,886	1.12%		115,886
J. Littleton Glover, Jr.	8,974	*		8,974
Sunny K. Park	24,986	*		24,986
H. Boyd Pettit III(31)	65,267	*		65,267
Myron E. Bullock and Theresa S. Bullock(32)	16,667	*		16,667
Muhammed N. Memon	5,000	*		5,000
Keenan OBrien, LLC(33)	6,667	*		6,667
Jonathan Cundiff and Julie Cundiff (34)	1,500	*		1,500
Lauren N. Nelson	334	*		334
Jennifer P. Bridwell and Thomas W. Bridwell II(35)	3,334	*		3,334

* Indicates beneficial ownership is less than 1%.

(1)	Shares beneficially owned include 53,260 shares of common stock held by JSRB Funding, LLC. The address of JSRB Funding, LLC is 315 Valley Road, NW, Atlanta, Georgia 30305. Includes 8,016 shares of common stock underlying fully vested deferred stock units credited to Ms. Borders’ account in the Company Stock Unit Fund under the Deferred Compensation Plan. These units will be settled solely in shares of our common stock, on a one-for-one basis, as soon as administratively practicable (and in any event within 90 days) after Ms. Borders separates from service on our Board. Ms. Borders has no voting or investment power over the underlying shares until they are delivered.

(2)	Shares beneficially owned include 23,130 shares of common stock held by Arthur F. Anton JWROS: Anoz M. Anton.

(3)	Shares beneficially owned include 1,491,800 shares of common stock held by Patriot Financial Partners III, LP, previously defined as Patriot, along with warrants to purchase 150,478 shares of non-voting common stock. Patriot’s voting and dispositive power is held by James F. Deutsch, who serves as a Partner of Patriot. Mr. Deutsch disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Patriot is 100 Matsonford Rd, Four Radnor Corporate Center, Suite 210, Radnor, Pennsylvania 19087.

(4)	In accordance with the rules of the SEC in determining beneficial ownership, the percentage ownership reflected does not include the warrants to purchase 150,478 shares of non-voting common stock held by Patriot.

(5)	Shares beneficially owned are held by Special Project X, LLC and GBCFP1, LLC. The address of Special Project X, LLC is 4060 Glen Devon Dr., Atlanta, Georgia 30327. The address of GBCFP1, LLC is 2870 Peachtree Rd. #413, Atlanta, Georgia 30305.

(6)	Shares beneficially owned include warrants to purchase 9,360 shares of common stock and 9,600 shares of common stock held by Community National Bank Cust Craig S. Heiser IRA.

(7)	Shares beneficially owned include warrants to purchase 150,478 shares of common stock and 34,070 shares held by Community National Bank FBO Bartow Morgan. 543,314 shares are pledged to secure a personal line of credit. Includes 43,135 shares of common stock underlying vested deferred stock units credited to Mr. Morgan’s account in the Company Stock Unit Fund under the Deferred Compensation Plan. Under the Deferred Compensation Plan, these units will be settled solely in shares of our common stock, as soon as administratively practicable (and in any event within 90 days) following Mr. Morgan’s separation from service. These shares are included in the table because they could be acquired within 60 days of October 30, 2026 if a separation from service occurred. Mr. Morgan does not have voting or investment power over the underlying shares until they are delivered.

(8)	Shares beneficially owned include options to purchase 5,283 shares of common stock. Includes 1,125 shares of common stock underlying fully vested deferred stock units credited to Mr. Scheinfeld’s account in the Company Stock Unit Fund under the Deferred Compensation Plan. These units will be settled solely in shares of our common stock, on a one-for-one basis, as soon as administratively practicable (and in any event within 90 days) after Mr. Scheinfeld separates from service on our Board. Mr. Scheinfeld has no voting or investment power over the underlying shares until they are delivered.

(9)	Includes 10,495 shares of common stock underlying fully vested deferred stock units credited to Mr. Tucker’s account in the Company Stock Unit Fund under the Deferred Compensation Plan. These units will be settled solely in shares of our common stock, on a one-for-one basis, as soon as administratively practicable (and in any event within 90 days) after Mr. Tucker separates from service on our Board. Mr. Tucker has no voting or investment power over the underlying shares until they are delivered.

(10)	Shares are pledged to secure a personal line of credit.

(11)	Shares beneficially owned include options to purchase 7,528 shares of common stock and 15,044 shares of common stock held by Community National Bank FBO David F. Black IRA. Includes 3,028 shares of common stock underlying vested deferred stock units credited to Mr. Black’s account in the Company Stock Unit Fund under the Deferred Compensation Plan. Under the Deferred Compensation Plan, these units will be settled solely in shares of our common stock, as soon as administratively practicable (and in any event within 90 days) following Mr. Black’s separation from service. These shares are included in the table because they could be acquired within 60 days of October 30, 2026 if a separation from service occurred. Mr. Black does not have voting or investment power over the underlying shares until they are delivered.

(12)	Includes 5,964 shares of common stock underlying vested deferred stock units credited to certain executive officers’ accounts in the Company Stock Unit Fund under the Deferred Compensation Plan. Under the Deferred Compensation Plan, these units will be settled solely in shares of our common stock, as soon as administratively practicable (and in any event within 90 days) following the executive officer’s separation from service, as applicable. These shares are included in the table because they could be acquired within 60 days of October 30, 2026 if a separation from service occurred. The executive officers do not have voting or investment power over the underlying shares until they are delivered.

(13)	Shares beneficially owned include warrants to purchase 150,478 shares of non-voting common stock. Patriot’s voting and dispositive power is held by James F. Deutsch, who serves as a Partner of Patriot. Mr. Deutsch serves as a member of the board of directors of the Company and the Bank. Mr. Deutsch disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Patriot is 100 Matsonford Rd, Four Radnor Corporate Center, Suite 210, Radnor, Pennsylvania 19087.

(14)	Shares beneficially owned include 501,993 shares of common stock and 331,341 shares of non-voting common stock held by CF GBC Investors LP, a Delaware limited partnership (“CF GBC”). CF GBC’s voting and dispositive power is held by CF GBC GP LLC, a Delaware limited liability company (“CF GBC GP”), CF GBC’s general partner. CF GBC GP’s voting and dispositive power is held by FIG LLC, a Delaware limited liability company (“FIG”), CF GBC GP’s sole member. Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the owner of all of the issued and outstanding interests of FIG. FIG Blue LLC, a Delaware limited liability company (“FIG Blue”), is the general partner of FOE I. FIG Blue is wholly owned by Fortress Investment Group LLC, a Delaware limited liability company (“Fortress Investment Group”). FINCO I Intermediate Holdco LLC, a Delaware limited liability company (“FINCO I IH”), is the sole member of Fortress Investment Group. FINCO I LLC, a Delaware limited liability company (“FINCO I LLC”), is the sole member of FINCO I IH. FIG Parent, LLC, a Delaware limited liability company (“FIG Parent”), is the sole member of FINCO I LLC. Foundation Holdco LP, a Delaware limited partnership (“Foundation Holdco”), is the sole member of FIG Parent. FIG Buyer GP, LLC, a Delaware limited liability company (“FIG Buyer”), is the general partner of Foundation Holdco. As the Co-Chief Investment Officers, each of Drew McKnight and Joshua Pack participates in the voting and investment decisions with respect to the shares of common stock and non-voting common stock held by CF GBC, but each of them disclaims beneficial ownership thereof. The address of each of the entities and persons named in this footnote is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(15)	In determining beneficial ownership in accordance with the rules of the SEC, the percentage ownership reflected does not include the 331,341 shares of non-voting common stock held by Fortress.

(16)	Shares beneficially owned include 646,260 shares of common stock held by AB Financial and 10,000 shares of common stock held by Scalloplight + Co, the bank nominee for AB Financial. AB Financial’s voting and dispositive power is held by AllianceBernstein LP (“AllianceBernstein”), ABFinancial’s investment adviser. The voting and dispositive power of AllianceBernstein is held by Michael Howard, who serves as Senior Vice President and Portfolio Manager of AllianceBernstein. Mr. Howard disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the fund. The address of AllianceBernstein LP is 66 Hudson Blvd E, New York, New York 10001.

(17)	The voting and dispositive power of Commerce Street Financial Partners II, L.P., previously defined as Commerce Street, is held by Carla J. Brooks, who serves as Senior Managing Director of Commerce Street. Ms. Brooks disclaims beneficial ownership of such shares of common stock, except to the extent of her pecuniary interest in the fund. The address of Commerce Street Financial Partners II, L.P. is 1445 Ross Avenue, Suite 2700, Dallas, Texas 75202.

(18)	Shares beneficially owned include 50,000 shares of common stock held by Angel Oak Financial Strategies Income Term Trust (“Angel Oak Financial”). Angel Oak Financial’s voting and dispositive power is held by Angel Oak Capital Advisors, LLC (“Angel Oak Capital”), Angel Oak Financial’s investment advisor. Angel Oak Capital’s voting and dispositive power is held by Sreeniwas Prabhu, who serves as the Managing Partner and Group Chief Investment Officer of Angel Oak Capital. Mr. Prabhu disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Angel Oak Capital is 980 Hammond Dr., Suite 200, Atlanta, Georgia 30328.

(19)	Shares beneficially owned include 200,000 shares of common stock held by Banc Fund X L.P. (“Banc Fund X”). Banc Fund X’s voting and dispositive power is held by MidBan X L.P. (“MidBan”), Banc Fund X’s General Partner. MidBan’s voting and dispositive power is held by Banc Funds Company LLC (“Banc Funds Company”), MidBan’s General Partner. Banc Funds Company’s voting and dispositive power is held by Charles J. Moore, who serves as a member of Banc Funds Company. Mr. Moore disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Banc Funds Company is 150 S. Wacker Drive, Suite 2725, Chicago, Illinois 60606.

(20)	Shares beneficially owned include 5,000 shares of common stock held by Black Maple Capital Partners LP (“Black Maple Partners”). Black Maple Partners’ voting and dispositive power is held by Black Maple Capital Management LP (“Black Maple LP”), Black Maple Partners’ Investment Manager. Black Maple LP’s voting and dispositive power is held by Robert Barnard, who serves as the Chief Executive Officer and Chief Investment Officer of Black Maple LP. Mr. Barnard disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Black Maple Capital Management LP is 833 E Michigan St., Suite 750, Milwaukee, Wisconsin 53202.

(21)	Choral Financial Fund, LP’s (“Choral Financial”) voting and dispositive power is held by Choral Capital, LLC (“Choral, LLC”), Choral Financial’s General Partner. Choral, LLC’s voting and dispositive power is held by Bradley Jay Ness, who serves as the sole Managing Member and Principal Officer of Choral, LLC. Mr. Ness disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Choral Financial and Choral, LLC is 1201 Wilson Boulevard, 9th Floor, Arlington, Virginia 22209.

(22)	Shares beneficially owned include 25,000 shares of common stock held by Cutler Financial Fund, LP (“Cutler Financial”). Cutler Financial’s voting and dispositive power is held by Cutler Capital Management, LLC (“Cutler Capital”), Cutler’s General Partner. Cutler Capital’s voting and dispositive power is held by Geoffrey K. Dancey, who serves as the President and Chief Operating Officer of Cutler Capital. Mr. Dancey disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Cutler Capital Management, LLC is 306 Main Street, Worcester, Massachusetts 01608.

(23)	Shares beneficially owned include 5,000 shares of common stock held by Down Range Capital Opportunity Fund, LP (“Down Range Opportunity”). Down Range Opportunity’s voting and dispositive power is held by Down Range Capital Management, LLC (“Down Range Management”), Down Range Opportunity’s General Partner. Down Range Management’s voting and dispositive power is held by Bradley Rinschler, who serves as the Managing Partner of Down Range Opportunity. Mr. Rinschler disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Down Range Management is 92 Brinleigh Dr., East Stroudsburg, Pennsylvania 18301.

(24)	Shares beneficially owned include 120,000 shares of common stock held by EJF Financial Services Fund LP (“FSF”). FSF’s voting and dispositive voting power is held by EJF Financial Services GP, LLC (“FSG”), FSF’s General Partner. FSG’s voting and dispositive power is held by EJF Capital LP (“EJF”), FSG’s Sole Member. EJF’s voting and dispositive power is held by Emanuel J. Friedman and Neal J. Wilson, who each serve as Co-Chief Executive Officers of EJF. Mr. Friedman and Mr. Wilson disclaim beneficial ownership of such shares of common stock, except to the extent of their individual pecuniary interest in the funds. The address of EJF is 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

(25)	Shares beneficially owned include 10,000 shares of common stock held by Ledyard Future of Financials Fund LP (“Ledyard Future”). Ledyard Future’s voting and dispositive power is held by Ledyard Capital, LLC (“Ledyard Capital”), Ledyard Future’s Investment Advisor. Ledyard Capital’s voting and dispositive power is held by Russell Parker Echlov, who serves as the Ledyard Capital’s General Partner. Mr. Echlov disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the funds. The address of Ledyard Capital is 200 S. Wacker Dr., Suite 2650, Chicago, Illinois 60606.

(26)	Shares beneficially owned include 111,695 shares of common stock held by Malta Hedge Fund II, L.P. (“Malta Hedge Fund II”), 108,903 shares of common stock held by Malta Opportunity Fund LP (“Malta Opportunity Fund”), 20,348 shares of common stock held by Malta Offshore, Ltd. (“Malta Offshore”) and 202,000 shares of common stock held by MCM SPV VIII, LLC (“MCM”, together with Malta Hedge Fund II, Malta Opportunity Fund, and Malta Offshore, the “Malta Entities”). The Malta Entities’ voting and dispositive power is held by Maltese Capital Management, LLC (“Maltese Capital”). Maltese Capital’s voting and dispositive power is held by Terry Maltese, who serves as the Managing Member of Maltese Capital. Mr. Maltese disclaims beneficial ownership of such shares of common stock, except to the extent of his pecuniary interest in the Malta Entities. The address of Maltese Capital is 150 East 52nd Street, Suite 23001, New York, New York 10022.

(27)	Shares beneficially owned include 175,000 shares of common stock held by John Hancock Financial Opportunity Fund (“JH”). JH’s voting and dispositive power is held by Manulife Investment Management LLC (“MIMUS”), JH’s subadvisor, subject to oversight by John Hancock Investment Management LLC, JH’s advisor. MIMUS is an indirect wholly-owned subsidiary of Manulife Financial Corporation (“MFC”), which is a Canadian-based publicly-held company that is listed on the Toronto Stock Exchange, New York Stock Exchange, Hong Kong Stock Exchange, and the Philippine Stock Exchange. The Manufacturer’s Life Insurance Company (which is also a subsidiary of MFC) files a Form 13F for all impacted MFC subsidiaries. The address of MIMUS is 197 Clarendon St., Boston, Massachusetts 02116.

(28)	Shares beneficially owned include warrants to purchase 90,287 shares of common stock, warrants to purchase 60,191 shares of common stock and 223,174 shares of common stock held by TPA Wingshooter Investors, LLC. The address of TPA Wingshooter Investors, LLC is 1776 Peachtree Street NW, Suite 100, Atlanta, Georgia 30309.

(29)	Shares beneficially owned are held by Michael W. Clarke Trust dated 4/26/2005.

(30)	Shares beneficially owned are held by Knoll Capital I LLC. The address of Knoll Capital I LLC is 1005 Mount Vernon Hwy, Atlanta, Georgia 30327.

(31)	Shares beneficially owned include 5,870 shares of common stock held by RJ Trust Co New Hampshire Cust H. Boyd Pettit III Sep IRA.

(32)	Myron E. Bullock and Theresa S. Bullock are joint tenants with right of survivorship and share voting and investment power over all such shares, and each may be deemed to beneficially own all such shares. Accordingly, the same shares are reported as beneficially owned by each of Myron E. Bullock and Theresa S. Bullock.

(33)	The address of Keenan OBrien, LLC is 1776 Peachtree Street NW, Suite 100, Atlanta, Georgia 30309.

(34)	Jonathan Cundiff and Julie Cundiff are joint tenants with right of survivorship and share voting and investment power over all such shares, and each may be deemed to beneficially own all such shares. Accordingly, the same shares are reported as beneficially owned by each of Jonathan Cundiff and Julie Cundiff.

(35)	Jennifer P. Bridwell and Thomas W. Bridwell II are joint tenants with right of survivorship and share voting and investment power over all such shares, and each may be deemed to beneficially own all such shares. Accordingly, the same shares are reported as beneficially owned by each of Jennifer P. Bridwell and Thomas W. Bridwell II.